September 29, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Research Solutions, Inc. Responses to Staff Comments of August 18, 2016 with respect to: Registration Statement on Form S-1 Filed July 22, 2016 File No. 333-212649

Ladies and Gentlemen:

On behalf of Research Solutions, Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated August 18, 2016 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the “Staff”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

General

1.       With a view to assessing the secondary nature of this offering, please disclose whether 12 West Capital Fund LP and 12 West Capital Offshore Fund LP or any of their affiliates are in the business of underwriting securities and their relationship, if any, to your company.

Based on information provided to the Company by each of 12 West Capital Fund LP and 12 West Capital Offshore Fund LP, neither 12 West Capital Fund LP nor 12 West Capital Offshore Fund LP is in the business of underwriting securities. Neither 12 West Capital Fund LP nor 12 West Capital Offshore Fund LP has any relationship with the Company other than as a stockholder.

2.       Please identify all direct or indirect selling stockholders who are registered broker-dealers or affiliates of broker-dealers, if any. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller has no agreements or understandings, directly or indirectly, with any person, to distribute securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.

Securities and Exchange Commission Division of Corporation Finance September 29, 2016 Page 2

Based on information provided to the Company by each selling stockholder, no direct or indirect selling stockholders are registered broker-dealers or affiliates of broker-dealers other than Wunderlich Securities, Inc. (“Wunderlich”). Based on information provided to the Company by Wunderlich, Wunderlich acquired the warrants, pursuant to which the shares being registered for resale by Wunderlich are issuable, as underwriting compensation in the ordinary course of business and, at the time of such acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the warrants or the shares of the Company’s common stock issuable thereunder. The Company has included the following disclosure in Footnote 13 to the Selling Stockholder Table included in Amendment No. 1 to the registration statement on Form S-1, File No. 333-212649 (“Amendment No. 1”):

“Wunderlich Securities, Inc. certified to us that such selling securityholder acquired the warrants, pursuant to which the shares being registered for resale by such selling securityholder are issuable, in the ordinary course of business and, at the time of such acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the warrants or the shares of common stock issuable thereunder.”

Financial Statements

General

3.       Please revise to include audited financial statements for the fiscal year ended June 30, 2016, pursuant to Rule 8-08(b) of Regulation S-X. In this regard, we note that you do not report income from continuing operations attributable to the registrant before taxes in either fiscal 2015 or 2014 and, therefore, you do not satisfy the requirement of Rule 8-08(b)(3) of Regulation S-X. Please also revise to update your Management’s Discussion and Analysis, Executive Compensation and any other sections of your prospectus that are impacted by the completion of your most recent fiscal year.

The Company acknowledges the Staff’s comment, and has included in Amendment No. 1 audited financial statements for the fiscal year ended June 30, 2016, and the related Management’s Discussion and Analysis, Executive Compensation and other sections of the prospectus that are impacted by the completion of the fiscal year ended June 30, 2016.

* * * * *

Securities and Exchange Commission Division of Corporation Finance September 29, 2016 Page 3

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4509.

Sincerely,

/s/ Louis Wharton
Louis Wharton

cc:	Alan Urban